Richard Clement President Pebble Asset Management, L.L.C. rclement@pebbleasset.com www.pebbleasset.com

August 17, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street,. NE
Washington, D.C. 20549-6010

Attention:  Tom Kluck

Re:	Pebble U. S. Market Fund, L.L.C. (CIK NO. 0001470806)

Dear Mr. Kluck:

Reference is made to the Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission (“SEC”) by Pebble U.S. Market Fund, L.L.C. (the “Registrant”) on October 20, 2009 (File No. 333-162580), and the amendments thereto subsequently filed by the Registrant on December 9, 2009, January 27, 2010, February 24, 2010, March 29, 2010, April 8, 2010, June 1, 2010, July 13, 2010 and July 27, 2010 (collectively, the “Registration Statement”).  Pursuant to Rule 477 promulgated under the Securities Act of 1933 (“Act”), the Registrant hereby applies for the withdrawal of the Registration Statement together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

At this time, the Registrant has elected not to proceed with the public offering contemplated by the Registration Statement.  The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant is withdrawing the Registration Statement because certain of the SEC Staff comments in connection with the initial review of the Registration Statement remain unresolved. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that it has not sold any securities pursuant to the Registration Statement.

In accordance with Rule 477(c), the Registrant advises the SEC that it may undertake a subsequent private offering, pursuant to Rule 155(c) of the Act.

The Registrant requests that, in accordance with Rule 457(p) promulgated under the Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

It is the Registrant’s understanding that this request for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Registrant receives notice from the SEC that this request will not be granted. Upon the granting of the SEC’s consent, please forward copies of the order withdrawing the Registration Statement to the undersigned at Pebble U.S. Market Fund, L.L.C, 3500 N. Causeway Blvd., Suite 160 Metairie, LA 70002 and to the Registrant’s counsel, Philipp J. Langlois at Milling Benson Woodward, LLP, 909 Poydras Street, Ste 2300, New Orleans, Louisiana, 70112.

If you have questions or require additional information, please do not hesitate to contact Mr. Langlois at (504) 569-7144.

Sincerely,

/s/ Richard Clement
Richard Clement
Manager
Pebble U.S Market Fund, L.L.C.